SEC FILE NO. 70-9329





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549








                             CERTIFICATE PURSUANT TO

                                     RULE 24

                      OF PARTIAL COMPLETION OF TRANSACTIONS











                           METROPOLITAN EDISON COMPANY

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


-----------------------------------x
                                    :
            In the Matter of        :
                                    :     Certificate
     Metropolitan Edison Company    :     Pursuant to
                                    :     Rule 24 of
            File No. 70-9329        :     Partial
                                    :     Completion of
            (Public Utility Holding :     Transactions
            Company Act of 1935)    :
                                    :
                                    :
-----------------------------------x


To the Members of the Securities and Exchange Commission:

            The undersigned, Metropolitan Edison Company ("Met-Ed"), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act") that a portion of the transactions proposed in the Application, as amended, filed in SEC File No. 70-9329 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order, dated January 19, 1999 (HCAR No. 26967), with respect thereto:
      1. On May 24, 1999, Met-Ed, Met-Ed Capital II, L.P. ("Met-ED Capital"), a Delaware limited partnership of which Met-Ed Preferred Capital II, Inc. (the "General Partner"), a wholly owned subsidiary of Met-Ed, serves as sole general partner, and Met-Ed Capital Trust (the "Trust"), a Delaware business trust of
                                        2
which Met-Ed Capital serves as grantor, entered into an Underwriting Agreement with Morgan Stanley & Co. Incorporated, A.G. Edwards & Sons, Inc., Banc One Capital Markets, Inc., Legg Mason Wood Walker Incorporated and Salomon Smith Barney Inc. as representatives of the several underwriters listed in Schedule I thereto (the "Underwriters"), providing for the issuance and sale by the Trust of 4,000,000 7.35% Trust Preferred Securities ("Trust Securities"), to the Underwriters. The Agreement provides that the Underwriters pay the Trust $25 per Trust Security and that Met-Ed pay the Underwriters commissions of $0.7875 per Trust Security, which represents 3.15% of the purchase price per Trust Security, except that such commissions are $0.50 per Trust Security for sales of 10,000 or more.
      2. On May 28, 1999, the Trust issued and sold to the Underwriters an aggregate of 4,000,000 Trust Securities for a total purchase price of
$100,000,000, and Met-Ed paid to the Underwriters aggregate commissions of $3,150,000. Also, on May 28, 1999, Met-Ed Capital sold 4,000,000 of its 7.35%
Cumulative Preferred Securities ("Preferred Securities") to the Trust for a total purchase price of $100,000,000. In addition, on May 28, 1999, Met-Ed Capital used such $100,000,000, together with a $3,092,800 capital contribution from the General Partner, to purchase from Met-Ed $103,092,800 aggregate principal amount of Met-Ed's 7.35% Subordinated Debentures, Series A due September 1, 2039, which were issued under and pursuant to the Indenture dated as of May 1, 1999 between Met-Ed and United States Trust Company
                                        3
of New York, as Trustee. Also on May 28, 1999, Met-Ed issued its Payment and Guarantee Agreement to Met-Ed Capital.


      3. Pursuant to the Commission's Order, dated January 19, 1999, an additional 1,000,000 Trust Securities may be sold by the Trust from time to time through December 31, 2000.
      4. The following exhibits in Item 6 are filed herewith:
      A-5(a) - Amended and Restated Limited Partnership  Agreement of
               Met Ed Capital, dated May 24, 1999.

      A-6(a) - Action  Creating  Series A  Preferred  Securities,  dated May 24,
               1999.

      A-6(b) - Preferred Security Certificate, dated May 28, 1999, representing 4,000,000 Series A Preferred Securities.

      A-9(a) - Amended and Restated Trust Agreement of Met-Ed Capital
               Trust, dated May 24, 1999.

      A-10(a)- Trust Securities Certificate, dated May 28, 1999, representing 4,000,000 Trust Preferred Securities.

      A-11(a)- Indenture, dated as of May 1, 1999, between Met-Ed and
               United States Trust Company of New York, as Trustee.

      A-12(a)-     7.35% Subordinated Debenture, Series A due 2039.

      B-1(a) - Payment and  Guarantee  Agreement of Met-Ed,  dated as of
               May 28, 1999.

      B-2(a) -  Underwriting   Agreement,   dated  May  24,  1999  --
                incorporated by reference to Exhibit 1-A to Metropolitan Edison Company's Report on Form 8-K dated May 28, 1999.

                                    SIGNATURE

 PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    METROPOLITAN EDISON COMPANY

                                    By:   /s/ T. G. Howson
                                       -----------------------------
                                        T.G. Howson
                                        Vice President and Treasurer

 Date:  June 9, 1999